Bryan K. Brown Partner {713} 226-6691 Phone {713} 226-6291 Fax bbrown@porterhedges.com	Porter & Hedges, L.L.P. RRI Energy Plaza 1000 Main Street, 36th Floor Houston, Texas 77002 {713} 226-6000 Phone {713} 228-1331 Fax porterhedges.com

October 8, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Douglas Brown
Mr. Timothy Levenberg

Re:	Vantage Drilling Company
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-160477
Filed July 8, 2009

Dear Messrs. Brown and Levenberg:

This letter is in response to your letter dated September 24, 2009, to Vantage Drilling Company (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) and our subsequent conference call relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”). For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Amendment No. 1 to Registration Statement on Form S-3

Risk Factors, page 7

1.	Comment. You added new text to the introductory paragraph which suggests that the reader may find more risks described elsewhere in the prospectus or in documents incorporated by reference. This is inconsistent with Securities Act Rule 411. Rule 411(d) states in part that “Information shall not be incorporated by reference in any case where such incorporation would render the statement incomplete, unclear or confusing.” Eliminate the suggestion that other risks are described elsewhere, and make clear that you identify in this section all known, material risks.

Response. The Company proposes to revise the registration statement, as reflected in the attachment, to clarify that all risks are described in the prospectus.

U.S. Securities & Exchange Commission

October 7, 2009

Exhibit 5.1

2.	Comment. You did not provide us with a marked version of Exhibit 5.1. In the future, please provide us with marked versions of all changed exhibits, as this will expedite our review.

Response. Attached for your review is a draft of the opinion that will be issued by Maples and Calder, marked to show proposed changes.

3.	Comment. In response to prior comment 3 from our letter dated July 31, 2009, Porter & Hedges suggests that the new exhibit 5.1 addresses our comment. However, reference to the new opinion reveals that rather than remove or explain the basis for prior qualifications 4.1 and 4.2, as the comment requested, Maples and Calder merely moved those same statements to the opinions section where they now appear within paragraphs 3.1, 3.2, and 3.3. We reissue prior comment 3.

Response. Attached for your review is a draft of the opinion that will be issued by Maples and Calder, marked to show proposed changes.

Please call the undersigned at (713) 226-6691 with any additional comments or questions you may have.

Very truly yours,

/s/ Bryan K. Brown
Bryan K. Brown